Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The consolidated ratios of fixed charges to earnings for each of the years indicated are as follows:

	Three Months Ended March 31,	Twelve Months Ended December 31,
(dollars in thousands)	2018	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	19,915	57,246	54,204	25,926	42,848	37,030
Plus: interest expense	6,095	14,432	10,755	8,415	6,078	5,427
Plus: estimate of interest within rental expense[1]	447	1,587	1,538	1,680	1,101	1,128

Earnings including interest on deposits	26,457	73,265	66,497	36,021	50,027	43,585
Less interest on deposits	3,472	8,748	5,833	4,212	2,898	2,758

Earnings excluding interest on deposits	22,985	64,517	60,664	31,809	47,129	40,827

Fixed charges (pre-tax):
Fixed charges including interest on deposits	6,542	16,019	12,293	10,095	7,179	6,555
Less: interest on deposits	3,472	8,748	5,833	4,212	2,898	2,758
Fixed charges excluding interest on deposits	3,070	7,271	6,460	5,883	4,281	3,797

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	7.5	8.9	9.4	5.4	11.0	10.8
Including interest on deposits	4.0	4.6	5.4	3.6	7.0	6.6

1 Interest expense within rental expense is estimated at 1/3 of rental expense